7 M A Y 2020 VEO N REPORTS BALANCED 1 Q 2 0 RESULTS AND PROVIDES OPERATIONAL U P D A T E FOR COVID - 1 9 I M P A C T 1

Amsterdam (7 May 2020) – VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON), a leading global provider of connectivity and digital services, today announces results for the quarter ended 31 March 2020. KEY POINTS • The Group delivered a balanced performance in the quarter, with operational weakness in Russia being offset by good underlying performances from Ukraine, Pakistan and Kazakhstan • Strong growth in data usage continued to lead service revenue, underpinned by our continued network investment • The Group remains well positioned with a strong balance sheet and access to sufficient liquidity to allow VEON to weather current market uncertainty • We have announced the appointments of Serkan Okandan as VEON’s Group CFO, effective 1 May 2020, and Alexander Torbakhov as Beeline Russia CEO, effective 6 April 2020 • The COVID-19 pandemic is increasing dependency on, and demand for, essential communications, connectivity and digital services across a number of markets • Given continued uncertainty related to the COVID-19 pandemic and the likely impact on the Group’s financial performance in the coming quarters, we believe it is no longer prudent to give financial guidance for 2020 KAAN TERZIOGLU AND SERGI HERRERO, CO-CHIEF EXECUTIVE OFFICERS, COMMENT: “The first quarter of 2020 was an exceptional period for the global community, with COVID-19 transforming the daily lives of billions. The ability of telecommunications to keep the world connected at a time of physical isolation is redefining the role of our industry as we support lives through access to vital healthcare resources and information, livelihoods for the many millions of new home workers through essential connectivity, and lifestyles through our growing range of digital services. VEON is proud to be part of the human solution to this crisis, using connectivity and technology to support the communities we serve. VEON is not immune to the economic impact of COVID-19. Operationally, this has resulted in divergent trends across our business, with greater demand for broadband and digital services offset by an inevitable decline in roaming revenues. Given the impact and duration of this pandemic remain uncertain, we believe it is no longer prudent to give financial guidance for 2020 and it is clear that there is presently significant pressure on our operational performance. Despite these challenges, we remain committed to executing on our planned operational improvements across our markets, which we expect will support the Group’s operating performance over the medium term. Driving this performance is the strong demand we continue to enjoy for data, which grew 18.3% year-on-year in local currency during the first quarter as we progressed our 4G network investment program and deployed new digital services across our markets to enrich the experience of our customers. With the majority of our markets still in the early stages of smartphone adoption, we remain excited by the long-term opportunities that 4G network deployment can deliver and will maintain our current capex levels to ensure we are strongly positioned to capture these opportunities. We also continue to invest in our leadership team, and we are delighted to welcome Serkan Okandan as VEON’s Group Chief Financial Officer and Alexander Torbakhov as Chief Executive Officer of Beeline Russia. Serkan and Alexander are terrific individuals who we believe will play defining roles in Group’s future success. In addition, Erwan Gelebart has been appointed as CEO for JazzCash, effective 18 May 2020. With 7.3 million active digital wallets, JazzCash has strong potential in Pakistan and Erwan will play a crucial role in our growth plans for this business. Ursula Burns will be stepping down as Chairman of VEON, effective 1 June 2020. We would like to take this opportunity to thank Ursula for her commitment to VEON over the last three years, during which she oversaw the transformation of the Group as a leading emerging markets operator through the sale of our Italian business, the successful conclusion of the DOJ/SEC compliance monitorship and our successful tender offer for Global Telecom Holding S.A.E.. Ursula has been a major force across the Group, driving important governance and cultural changes, remaking the leadership team and positioning us for growth in the years ahead. 2

1Q20 RESULTS 1 • Total revenue: USD 2,097 million, +0.3% YoY in local currency2 ; -1.3% YoY on a reported basis • EBITDA: USD 920 million, -1.8% YoY in local currency2; -29.1% YoY on a reported basis • Mobile subscriber base: 211 million total mobile subscribers, flat YoY • Operational Capex6: USD 368 million • Stable local currency2 revenue: total revenue increased by 0.3% in local currency2 year on year (YoY), with service revenue increasing 0.2% in local currency2. Excluding the impact of tax regime changes3 in Pakistan, total revenue would have increased by 2.7% in local currency2 in 1Q20. Reported total revenue decreased by 1.3% YoY • Local currency2 data revenue growth remains robust: the momentum in mobile data revenue continued in the period, growing in local currency2 by 18.3% YoY, with Ukraine (+22.4%), Pakistan (+17.1%) and Bangladesh (+18.5%) delivering strong performances on the back of ongoing 4G investments • EBITDA performance in local currency2 weakened slightly: EBITDA in local currency2 decreased 1.8% YoY. Excluding the impact of tax regime changes in Pakistan3, EBITDA would have increased 1.0% in local currency2 YoY • Reported EBITDA: decreased by 29.1% YoY to USD 920 million, resulting in an EBITDA margin of 43.9%. However adjusted for the positive impact of the one-off vendor payment of USD 350 million in 1Q19, reported EBITDA decreased by 3.0% YoY • Corporate Costs4 trending lower: Corporate Costs were USD 49 million in 1Q20, down 8% YoY. We expect to make further saving in Corporate Costs going forward. In 1Q20, our cost intensity ratio5 increased in local currency2 by 0.9 percentage points YoY • LTM Operational capex ratio6 of 19.5%: we recorded an Operational Capex Ratio of 19.5% over the twelve months ended 31 March 2020 following 4G investments in Pakistan, Ukraine and Bangladesh • Equity Free Cash Flow7 generation: We generated USD 104 million of equity free cash flow7 after licenses and excluding capitalized leases during 1Q20 KEY DEVELOPMENTS • Sergi Herrero and Kaan Terzioğlu appointed as co-Chief Executive Officers effective from 1 March 2020 • Serkan Okandan appointed as VEON’s Group CFO effective 1 May 2020 • Alexander Torbakhov appointed as Beeline Russia CEO effective 6 April 2020 • Erwan Gelebart appointed as CEO for Jazz Cash effective 18 May 2020 • Ursula Burns to step down as VEON Chairman effective 1 June 2020 • Establishment of a USD 6.5 billion Global Medium-Term Note program • COVID-19 uncertainty prevents Group from providing full year guidance for 2020 1 Results as compared to prior year results unless stated otherwise 2 Local currency growth for FY 2020 is defined excluding the effect of foreign currency movements. EBITDA growth excludes one-off vendor payment of USD 350 million received in FY 2019 3 In June 2018, the Supreme Court ordered an interim suspension of the deduction of taxes and service/maintenance charges on prepaid and postpaid connections on each recharge/top-up/load levied by mobile phone service providers. On 24 April 2019, the Supreme Court disposed of the proceedings and restored the impugned tax deductions, deciding that it would not interfere in the matter of the collection of public revenue (the “suo moto order”). On 3 July 2019, the Supreme Court issued its judgment dated 10 May 2019 and, in addition to confirming its ruling on tax deductions, further clarified that mobile phone service providers cannot charge customers for service and maintenance charges, which were 10% of customer recharges. As a result of the judgment by the Supreme Court, the Pakistan Telecommunication Authority (“PTA”) issued two letters to Jazz, dated 30 August 2019 and 19 September 2019, requesting Jazz to refund the service and maintenance charges (the “administration fees”) collected by Jazz between April 2019 and July 2019. Further to the PTA’s directions, on 29 September 2019, Jazz proceeded with crediting these administration fees to the balances of the affected customers. On 6 December 2019, the PTA issued a show cause notice alleging that the credits were made with conditions attached to them and, therefore, the PTA required Jazz to credit the affected customers again within fifteen (15) days. Jazz disputes the PTA’s allegation and, on 3 January 2020, provided the PTA with a complete factual explanation of the credits that were made and requested the withdrawal of the show cause notice. Jazz is currently awaiting the PTA’s response 4 Corporate costs is a non-IFRS financial measure and represents costs incurred by the holding entities in the Netherlands, Luxembourg, the United Kingdom and Egypt, primarily comprised of salary costs and consulting costs 5 Cost intensity ratio is defined as service costs plus selling, general and administrative costs, less other revenue, divided by total service revenue 6 Operational Capex is defined as capex excluding license expenditures and capitalized leases. Operational capex ratio is defined as operational capex divided by total revenue 7 Equity free cash flow after licenses (excluding capitalized leases) is a non-IFRS measure and is defined as free cash flow from operating activities less repayment of lease liabilities and cash flow used in investing activities, excluding M&A transactions, inflow/outflow of deposits, financial assets, other one-off items. See attachment C for reconciliations 3

KEY RESULTS: CONSOLIDATED FINANCIAL AND OPERATING HIGHLIGHTS

USD million	1Q20	1Q19	Reported YoY	Local currency YoY [1]
Total revenue, of which	2,097	2,124	(1.3%)	0.3%
mobile and fixed service revenue	1,978	2,005	(1.4%)	0.2%
mobile data revenue	662	567	16.6%	18.3%
EBITDA	920	1,298	(29.1%)	(28.3%)
EBITDA margin (EBITDA/total revenue)	43.9%	61.1%	(17.2p.p.)	(17.4p.p)
EBITDA Adjusted	920	948	(3.0%)	(1.8%)
EBITDA margin Adjusted (EBITDA Adjusted/total revenue)	43.9%	44.6%	(0.7p.p.)	(1.0p.p.)
Profit from continued operations	120	530	n.m.	
Profit for the period attributable to VEON shareholders	108	495	(78.2%)	
Equity free cash flow after licenses [2]	104	369	(71.8%)	
Capital expenditures excl. licenses	413	441	(6.3%)	
LTM capex excl. licenses/revenue	22.8%	16.7%	6.1p.p.	
Operational capital expenditures excl. licenses [3]	368	389	(5.4%)	
LTM Operational capital expenditures excl. licenses/revenue [3]	19.5%	16.2%	3.3p.p.	
Net debt	7,741	8,265	(6.3%)	
Net debt/LTM EBITDA	2.0	2.2	n.m.	
Net debt (excl. lease liabilities)	6,054	6,247	(3.1%)	
Net debt/LTM EBITDA (excl. lease liabilities)	1.8	1.7	n.m.	
Total mobile customer (millions)	211	211	(0.1%)	
Total fixed-line broadband customers (millions)	4.3	3.9	9.0%	

Note: EBITDA Adjusted in 1Q19 excludes other operating income of USD 350 million related to one-off vendor payment

1 Local currency growth for FY 2020 is defined excluding the effect of foreign currency movements. EBITDA growth excludes one-off vendor payment of USD 350 million received in FY 2019. See attachment C for reconciliations

2 Equity free cash flow after licenses (excluding capitalized leases) is a non-IFRS measure and is defined as free cash flow from operating activities less repayment of lease liabilities and cash flow used in investing activities, excluding M&A transactions, inflow/outflow of deposits, financial assets, other one-off items. See attachment C for reconciliations

3 Operational Capex is defined as capex excluding license expenditures and capitalized leases. Operational capex ratio is defined as operational capex divided by total revenue

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CONTENTS MAIN EVENTS ................................................................................................... 6 GROUP PERFORMANCE ....................................................................................... 8 COUNTRY PERFORMANCE ................................................................................... 1 1 CONFERENCE CALL INFORMATION ......................................................................... 2 0 ATTACHMENTS ................................................................................................ 2 2 PRESENTATION OF FINANCIAL RESULTS VEON’s results presented in this earnings release are based on IFRS unless otherwise stated and have not been audited. Certain amounts and percentages that appear in this earnings release have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including those in tables, may not be an exact arithmetic aggregation of the figures that precede or follow them. The following non-IFRS measures disclosed in the document, i.e. EBITDA, EBITDA margin, EBIT, net debt, equity free cash flow (after licenses), local currency measures, capital expenditures excluding licenses, are reconciled to the comparable IFRS measures in Attachment E. All comparisons are on a year on year (YoY) basis unless otherwise stated. 5

MAIN EVENTS REVENUE AND EBITDA Total revenue increased in local currency1 by 0.3% YoY. Reported revenue (-1.3% YoY) was negatively impacted by currency movements of USD 34 million during the quarter. On a local currency1 basis and excluding the impact of a revised vendor agreement in 2019, EBITDA decreased by 1.8% YoY, primarily due to the EBITDA performance in Russia (-8.9% YoY) which was the key drag on the Group’s results. Reported EBITDA (-29.1% YoY) was impacted by the one-off vendor payment recorded in connection with a revised vendor agreement in Q1 2019 of USD 350 million and currency headwinds of USD 11 million. During 1Q20, both revenue and EBITDA were negatively impacted by tax regime changes2 in Pakistan. Adjusted for these impacts, revenue would have increased in local currency1 by 2.7% YoY while EBITDA would have increased in local currency1 by 1.0% YoY. 1 Local currency growth for FY 2020 is defined excluding the effect of foreign currency movements. EBITDA growth excludes the one-time cash received in FY 2019 in connection with a revised arrangement from Ericsson of USD 350 million. 2 In June 2018, the Supreme Court ordered an interim suspension of the deduction of taxes and service/maintenance charges on prepaid and postpaid connections on each recharge/top-up/load levied by mobile phone service providers. On 24 April 2019, the Supreme Court disposed of the proceedings and restored the impugned tax deductions, deciding that it would not interfere in the matter of the collection of public revenue (the “suo moto order”). On 3 July 2019, the Supreme Court issued its judgment dated 10 May 2019 and, in addition to confirming its ruling on tax deductions, further clarified that mobile phone service providers cannot charge customers for service and maintenance charges, which were 10% of customer recharges. As a result of the judgment by the Supreme Court, the Pakistan Telecommunication Authority (“PTA”) issued two letters to Jazz, dated 30 August 2019 and 19 September 2019, requesting Jazz to refund the service and maintenance charges (the “administration fees”) collected by Jazz between April 2019 and July 2019. Further to the PTA’s directions, on 29 September 2019, Jazz proceeded with crediting these administration fees to the balances of the affected customers. On 6 December 2019, the PTA issued a show cause notice alleging that the credits were made with conditions attached to them and, therefore, the PTA required Jazz to credit the affected customers again within fifteen (15) days. Jazz disputes the PTA’s allegation and, on 3 January 2020, provided the PTA with a complete factual explanation of the credits that were made and requested the withdrawal of the show cause notice. Jazz is currently awaiting the PTA’s response COVID-19 We are seeing first-hand how the COVID-19 pandemic is affecting individuals, families, businesses and industries across our operating markets. As a provider of vital infrastructure upon which people depend, we recognize that it is in moments like these that we must ensure that communities stay connected, supporting those in need and working together to overcome this unprecedented global challenge. We will continue to work with our operating companies to deliver the services that our employees, customers and communities need. Our first priority has been the health and safety of our employees, our 211 million customers and everyone in our operating countries. Helping to protect lives, safeguard livelihoods and enhance lifestyles at this difficult time defines our role in the global effort to fight this pandemic. We have taken a number of measures to help our customers, including offering additional data and minutes, enabling free access to our content services and waiving late fees. Across our 10 operating countries, all emergency health care and foreign affairs hot lines and websites have been zero-rated, and as the situation continues to develop our colleagues across the different countries are doing whatever they can to help our customers and their broader communities and spread helpful information about government guidance. While we are seeing some initial positive usage trends in both our voice and data services, we are facing a number of challenges across the business. These include disruption in our distribution channels, migration of our customer base away from urban areas and a migration in data utilization from our mobile to our fixed networks. These have had a direct financial impact on our business in recent weeks, particularly on roaming revenues, device sales and prepaid top-up volumes. As a consequence, in the month of April we saw a high single-digit1 YoY decline in revenues and a mid-teens1 decline in EBITDA in local currency terms. Given increasing uncertainty surrounding both the duration and eventual economic impact of the lock-down, we believe it is no longer prudent to provide financial guidance for 2020. As we look to mitigate the impact of COVID-19 on our business, we are looking to extend payments terms with our key vendors, while at the same time optimizing costs and capex as appropriate across our operations. We will continue to focus on optimizing our balance sheet structure in the coming quarters. It is, however, important that we do not lose focus on our planned operational improvements throughout the balance of the year, which will stand us in good stead for the medium term. 6

1 Revenue and EBITDA YoY performance for April 2020, excludes the positive impact related to special compensation of USD 38 million in April 2019 and the impact of tax regime changes in Pakistan. Special compensation is related to the termination of a network sharing agreement in Kazakhstan between our subsidiary KaR-Tel LLP and Kcell Joint Stock Company ("Kcell”) due to Kazakh telecom JSC’s acquisition of 75% of Kcell's shares. CORPORATE COSTS AND COST INTENSITY RATIO Corporate costs1 were USD 49 million in 1Q20, down 8% YoY. We expect to realize further savings in corporate costs going forward. In 1Q20, our cost intensity ratio2 increased in local currency3 by 0.9 percentage points YoY excluding the positive 2019 impact of the one-off vendor payment of USD 350 million received in FY 2019. While we are seeing continued progress on cost control across a number of our markets, Russia faced some challenges in the period given the pressure on revenues. 1 Corporate costs are a non-IFRS financial measure and represents costs incurred by the holding entities in the Netherlands, Luxembourg, United Kingdom and Egypt, primarily comprised of salary costs and consulting costs 2 Cost intensity ratio is defined as service costs plus selling, general and administrative costs, less other revenue, divided by total service revenue 3 Local currency growth for FY 2020 is defined excluding the effect of foreign currency movements. EBITDA growth excludes a one-off vendor payment received in FY 2019 in connection with a revised arrangement from Ericsson of USD 350 million USD 6.5 BILLION GLOBAL MEDIUM-TERM NOTE PROGRAM On 16 April 2020, VEON Holdings B.V. announced the establishment of a USD 6.5 billion Global Medium-Term Note program for the issuance of bonds (the "MTN Program"). In connection with the establishment of the MTN Program, VEON prepared a base offering memorandum, which was approved by the Luxembourg Stock Exchange, in order to enable bonds issued under the MTN Program to be admitted to listing on the Official List of the Luxembourg Stock Exchange and to trading on the Euro MTF market of the Luxembourg Stock Exchange. Following the establishment of the MTN Program, VEON is monitoring the international capital markets and is considering potential offerings during 2020 under the MTN Program of notes denominated across the various currencies of our operations, subject to funding needs and market conditions. MANAGEMENT CHANGES On 6 April, VEON announced the appointment of Serkan Okandan as Group Chief Financial Officer (CFO), effective 1 May 2020. Serkan brings a wealth of experience to VEON which will be invaluable as we look to consolidate our position in connectivity and digital services. On 3 April, VEON announced the appointment of Alexander Torbakhov as Chief Executive Officer of Beeline Russia, effective 6 April 2020. Alexander brings with him a history of success from some of the country’s largest consumer and technology businesses. On 28 April, VEON announced that Erwan Gelebart has been appointed as CEO for Jazz Cash effective 18 May 2020. With 7.3 million active digital wallets, JazzCash has enormous potential in Pakistan and Erwan will play a crucial part in our growth plans for JazzCash. AGM ANNOUNCEMENT On 1 May 2020 VEON announced that its Board of Directors has set the date for the Company’s Annual General Meeting (AGM) of Shareholders for 1 June 2020. VEON also announced that Ursula Burns would not stand for re-election as Group Chairman at the 2020 AGM. Guillaume Bacuvier, Sir Julian Horn-Smith and Guy Laurence have also opted to not stand for re-election. The candidates put forward for election to the Board include seven directors currently serving on the Board: Osama Bedier, Mikhail M. Fridman, Gennady Gazin, Andrei Gusev, Gunnar Holt, Robert Jan van de Kraats, and Alexander Pertsovsky, as well as five new candidates: Hans Holger Albrecht, Mariano De Beer, Peter Derby, Amos Genish and Stephen Pusey. 7

GROUP PERFORMANCE

FINANCIALS BY COUNTRY

USD million	1Q20	1Q19	Reported YoY	Local currency[1] YoY
Total revenue	2,097	2,124	(1.3%)	0.3%
Russia	1,020	1,048	(2.6%)	(2.6%)
Pakistan	316	362	(12.7%)	(2.6%)
Ukraine	238	188	26.5%	16.1%
Algeria	185	192	(3.7%)	(2.1%)
Bangladesh	137	134	2.4%	3.7%
Kazakhstan	118	103	14.0%	17.7%
Uzbekistan	55	64	(14.2%)	(2.5%)
Other	38	41		
HQ and Eliminations	(10)	(7)		
Service revenue	1,978	2,005	(1.4%)	0.2%
Russia	933	960	(2.8%)	(2.8%)
Pakistan	293	337	(13.0%)	(3.0%)
Ukraine	236	187	26.5%	16.1%
Algeria	184	192	(4.0%)	(2.4%)
Bangladesh	134	131	2.9%	4.2%
Kazakhstan	116	102	13.4%	17.1%
Uzbekistan	54	64	(14.7%)	(3.0%)
Other	36	39		
HQ and Eliminations	(9)	(6)		
EBITDA	920	1,298	(29.1%)	(1.8%)
Russia	427	468	(8.7%)	(8.9%)
Pakistan	147	183	(19.8%)	(10.7%)
Ukraine	161	118	36.4%	25.3%
Algeria	81	89	(9.2%)	(7.8%)
Bangladesh	59	60	(1.5%)	(0.3%)
Kazakhstan	63	55	14.0%	17.8%
Uzbekistan	25	32	(20.1%)	(9.2%)
Other	14	14		
HQ and Eliminations	(57)	279		
EBITDA margin	43.9%	61.1%	(17.2p.p.)	(1.0 p.p.)

[1] Local currency growth for FY 2020 is defined excluding the effect of foreign currency movements. EBITDA growth excludes a one-off vendor payment of USD 350 million received in FY 2019

Reported total revenue decreased by 1.3% YoY in 1Q20 to USD 2.1 billion, with a particularly strong operational performance in Ukraine, Kazakhstan and Bangladesh being offset by the negative impact of tax regime changes in Pakistan, the continued underperformance in Russia and currency headwinds during the quarter. Total revenue increased by 0.3% in local currency[1] supported by strong growth in Ukraine (+16.1%) and Kazakhstan (+17.7%). Addressing the revenue trends in Russia remains a key focus for management.

The total revenue trend in local currency[1] was supported by strong growth in mobile data revenue, which increased by 18.3% in local currency[1] for the quarter. Reported mobile data revenue (+16.6%) was negatively impacted by currency headwinds of USD 10 million. The groups total mobile customers was stable YoY at 211 million at the end of 1Q20, with the customer decline in Uzbekistan, Algeria and Russia, being partially offset by an increase in Pakistan and Bangladesh. Excluding the impact of tax regime changes in Pakistan, total revenue would have increased by 2.7% YoY in local currency[1].The COVID-19 pandemic will impact the ability to connect new customers in the short term.

EBITDA decreased in local currency[1] by 1.8% to USD 920 million, with the positive contribution of Ukraine and Kazakhstan being more than offset by the underperformance of Russia, Algeria and tax regime change impact in Pakistan. Excluding the impact of tax regime changes in Pakistan, EBITDA would have increased by 1.0% YoY in local currency[1]. Reported EBITDA decreased by 29.1% YoY, negatively impacted by a one-off vendor payment of USD 350 million received in FY 2019 and

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currency headwinds during the quarter.

VEON's HQ and elimination segment consists largely of corporate costs. In 1Q20, corporate costs[1] were USD 49 million, compared to the positive EBITDA of USD 296 million reported in 1Q19 which was impacted by exceptional income of USD 350 million. Excluding this exceptional income, corporate costs were down 8% YoY.

"Other" in 1Q20 includes the results of Kyrgyzstan, Armenia and Georgia.

[1] Corporate costs are a non-IFRS financial measure and represents costs incurred by the holding entities in the Netherlands, Luxembourg, United Kingdom and Egypt, primarily comprised of salary costs and consulting costs

INCOME STATEMENT & CAPITAL EXPENDITURES

USD million	1Q20	1Q19	Reported YoY	Local currency YoY[1]
Total revenue	2,097	2,124	(1.3%)	0.3%
Service revenue	1,978	2,005	(1.4%)	
Other operating income	-	350	n.m.	
Service Cost	(381)	(368)	3.5%	
Cost of equipment and accessories	(89)	(90)	(1.1%)	
SG&A	(706)	(718)	(1.7%)	
EBITDA	920	1,298	(29.1%)	(28.3%)
EBITDA margin	43.9%	61.1%	(17.2p.p.)	(17.4p.p.)
EBITDA Adjusted	920	948	(3.0%)	(1.8%)
EBITDA Adjusted margin	43.9%	44.6%	(0.7p.p.)	(1.0p.p.)
Depreciation, amortization, impairments and other	(514)	(510)	0.7%	
EBIT (Operating Profit)	407	788	(48.4%)	
Financial income and expenses	(198)	(197)	0.8%	
Net foreign exchange (loss)/gain and others	(28)	13	n.m.	
Other non operating gains / losses	15	4	n.m.	
Profit before tax	195	609	(67.9%)	
Income tax expense	(76)	(79)	(3.7%)	
Profit from continued operations	120	530	(77.4%)	
Profit from discontinued operations	-	-	n.m.	
Profit for the period	120	530	(77.4%)	
Of which Profi/(Loss) attributable to non-controlling interest	12	35	(65.7%)	
Of which Profi/(Loss) attributable to VEON shareholders	108	495	(78.2%)	

	1Q20	1Q19	Reported YoY
Capex	448	445	0.6%
Capex excl. licenses	413	441	(6.3%)
Capex excl. licenses/revenue	19.7%	20.7%	(1.0p.p.)
LTM capex excl. licenses/revenue	22.8%	16.7%	6.1p.p.
Operational capex excl. licenses[2]	368	389	(5.4%)
LTM Operational capex excl. licenses/revenue[2]	19.5%	16.2%	3.3p.p.

Note: prior year comparatives for capital expenditures are adjusted to reflect correct IFRS 16 impact of prior periods.
EBITDA Adjusted in 1Q19 excludes other operating income of USD 350 million related to one-off vendor payment

[1] Local currency growth for FY 2020 is defined excluding the effect of foreign currency movements
[2] Operational Capex is defined as capex excluding license expenditures and capitalized leases. Operational capex ration is defined as operational capex divided by total revenue.

1Q20 ANALYSIS

EBITDA decreased in local currency[1] terms by 1.8%, with the positive contribution of Ukraine and Kazakhstan being more than offset by underperformance of Russia, Algeria and impact on tax regime change in Pakistan. Excluding the impact of tax regime changes in Pakistan, EBITDA would have increased by 1.0% YoY in local currency[1]. Reported EBITDA of USD 920 million decreased by 29.1% YoY, negatively impacted by the one-off vendor payment of USD 350 million received in FY 2019 and currency headwinds during the quarter.

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Operating profit in the quarter (1Q20) was USD 407 million, compared to an operating profit in 1Q19 of USD 788 million, which was again negatively impacted by one off vendor payment received in FY 2019. Depreciation and amortization impact was flat YoY.

In 1Q20, net financial income and expenses were flat year on year. Net foreign exchange gain/loss movement is mainly related to the revaluation loss of USD-denominated debt due to strong depreciation of local currencies in 1Q20 compared to appreciation and stability of these currencies in the prior year period.

In 1Q20 the income tax expense was USD 76 million, broadly stable year on year. In 1Q20, the Company recorded a net profit of USD 120 million, of which USD 108 million is attributable to VEON's shareholders.

Operational Capex[2] was USD 368 million in 1Q20 against the USD 389 million recorded in 1Q19, mainly due to slower rollout in Russia, offset by Pakistan, Kazakhstan and Bangladesh higher rollout and additional network investments. The ratio of 1Q20 capex (excluding licenses and capitalized leases) to revenue for the last twelve months is 19.5%.

[1] Local currency growth for FY 2020 is defined excluding the effect of foreign currency movement

[2] Operational Capex is defined as capex excluding license expenditures and capitalized leases. Operational capex ration is defined as operational capex divided by total revenue.

FINANCIAL POSITION & CASH FLOW

USD million	1Q20	4Q19	QoQ
Total assets	14,424	16,059	(10.2%)
Shareholders' equity	543	1,226	(55.7%)
Gross debt	9,229	9,593	(3.8%)
Net debt	7,741	8,342	(7.2%)
Net debt (excl.lease liabilities)	6,054	6,302	(3.9%)
Net debt/LTM EBITDA	2.0	2.0	
Net debt/LTM EBITDA (excl.lease liabilities)	1.8	1.7	

USD million	1Q20	1Q19	YoY
Net cash from/(used in) operating activities	626	830	(204)
Net cash from/(used in) investing activities	(495)	(1,035)	540
Net cash from/(used in) financing activities	124	(405)	529

Note: Certain comparative amounts have been reclassified to conform to the current period presentation

Gross debt decreased in 1Q20 mainly due to the decrease in lease liabilities. Excluding this impact, the gross debt remained stable. During 1Q20 we have drawn USD 600 million under the revolving credit facility, increased the size of the ruble denominated loan with Alfa Bank from RUB 17.5 billion to RUB 30.0 billion and raised an additional USD 300 million under our 2025 bond. This was offset by a decrease in gross debt as a result of the ruble depreciation, the repayments of the USD 500 million GTH Finance Bond and the prepayment of RUB 7.5 billion under the Sberbank loan.

Net debt in 1Q20 was USD 7.7 billion and the net debt/LTM EBITDA ratio was 2.0x. Excluding capitalized leased, net debt was 6.0 billion and net debt/LTM EBITDA ratio was 1.8x.

Net cash from operating activities decreased YoY, mainly due to currency headwinds in EBITDA and lower working capital related to prior year vendor agreement impact. Net cash flow used in investing activities in 1Q20 was lower mainly due to outflow in deposits in HQ Amsterdam related to the GTH MTO in PY and higher network investments in this quarter.

Net cash from financing activities increased to USD 124 million in 1Q20 mainly due to an increase debt which was partially offset by debt repayment (described above) and dividend payments.

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COUNTRY PERFORMANCE

- Russia
- Ukraine
- Pakistan
- Uzbekistan
- Kazakhstan
- Algeria
- Bangladesh

RUSSIA

RUB million	1Q20	1Q19	YoY
Total revenue	67,457	69,247	(2.6%)
Mobile service revenue	52,518	54,933	(4.4%)
Fixed-line service revenue	9,112	8,502	7.2%
EBITDA	28,180	30,934	(8.9%)
EBITDA margin	41.8%	44.7%	(2.9p.p.)
Capex excl. licenses	12,103	17,465	(30.7%)
LTM Capex excl. licenses /revenue	24.9%	18.7%	6.2p.p.
Mobile			
Total revenue	58,182	60,708	(4.2%)
- of which mobile data	16,298	15,021	8.5%
Customers (mln)	53.5	54.2	(1.4%)
- of which data users (mln)	34.4	35.1	(2.2%)
ARPU (RUB)	323	333	(2.9%)
MOU (min)	284	297	(4.2%)
Data usage (MB/user)	7,539	4,697	60.5%
Fixed-line			
Total revenue	9,275	8,539	8.6%
Broadband revenue	2,826	2,661	6.2%
Broadband customers (mln)	2.7	2.5	8.5%
Broadband ARPU (RUB)	356	364	(2.3%)

In Russia, Beeline remained focused on improving the customer experience and stabilising operating performance as we work towards executing on the business turnaround anticipated over the coming quarters.

Network investment continued during 1Q20 as Beeline increased its number of 4G base stations by 33% YoY as at 31 March 2020[1]. While the network quality is improving, customer perception continues to lag. At the same time, our business faced challenges related to competition and the efficiency of our distribution. More than 300 additional stores were closed through 1Q20, bringing the total of stores closed in the last nine months to 500, in line with our ambition to enhance retail efficiency through the closure of approximately 600 stores and to place a greater emphasis on online retail distribution during the course of 2019 and 2020.

We have announced a series of customer-oriented initiatives in support of fighting the spread of COVID-19, including helping the spread of reliable information and accommodating the special needs that arise from the current environment such as supporting our customers stranded abroad. We would like to thank all of our employees for their contribution as well as our customers and partners for their cooperation and understanding in this difficult period. Following advice from the relevant authorities, as of 29 April, we have closed 34% of our own stores and 25% of our franchise stores, which has led to a significant decline in device and SIM-cards sales. The impact of this was somewhat limited in the quarter but will likely have a more significant impact in the coming months.

We note that the COVID-19 quarantine measures could accelerate the natural trend of increasing online sales and potentially positively affect the overall market as this may lead to a more balanced sales approach with fewer retail points in the future. We are driving online channels with a separate focus on self-registration products as well as mitigating potential risks caused by the slowdown in the shipment of network equipment.

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In line with our ambition to grow our customer engagement via new digital and financial services, we are accelerating the variety of digital services we offer and have released specific products, such as COVID-19 Insurance offered entirely through digital channels. Further strengthening our partnership with leading financial services players in Russia, we now offer with Alfa Bank pre-approved co-branded credit cards to the public and have launched commercially a data monetisation stream, including advanced credit scoring capabilities. Lastly, we have provided free access to key government and "socially-essential" sites through the launch of our Cub! application. We believe these adjacent digital businesses will be incrementally positive for our revenue growth in Russia over the medium term. Total revenue in 1Q20 was RUB 67.5 billion, representing a YoY decrease of 2.6%. In the quarter, we saw a decline in roaming revenues and the continued prevalence of unlimited tariff plans resulted in a decline in mobile service revenue of 4.4% to RUB 52.5 billion, which was partially offset by an increase in fixed service revenue of 7.2% YoY. As a result of challenges related to competition, efficiency of our distribution and the decline in the migrant labour force during 1Q20, our customer base declined YoY by 1.4% The strong growth in data revenue and revenue from mobile financial services were insufficient to offset the decline in voice and messaging revenue, which were additionally impacted by the decrease in international roaming revenue due to the COVID-19 outbreak. Data usage per user (MBs/user) continued to grow strongly up 60.5% YoY, supported by a 4G population coverage increase to 86% from 77% in March 2019. Revenue from equipment and accessory sales decreased by 1.7% YoY due to the reduction in the number of stores which was partially offset by higher shipments to dealership. Beeline continues to focus on the B2B segment, improving its proposition with new digital offers and solutions to both small and large enterprises. In 1Q20, B2B service mobile revenue increased by 6.6% YoY. With most of our B2B customers working from home in respect of social distancing measures, they are adapting to the changing environment through our Beeline developed platform called BeeFree which provides IT, communications and HR-solutions based at Workplace-as-a-Service concept. According to TMT report published on April 2020, in 2019 Beeline was the leader in FTTB subscriber growth. In 1Q20, Beeline further grew total fixed-line revenue by 8.6% YoY supported by both broadband revenue and increases in transit service revenue. Beeline’s Fixed Mobile Convergence (“FMC”) proposition continues to play an important role in the turnaround of the fixed-line business for Beeline. The FMC customer base grew by 20.4% YoY in 1Q20 to more than 1.4 million, which represents a 52% FMC penetration of our broadband customer base. EBITDA for 1Q20 decreased 8.9% driven by the continued revenue pressure and higher structural costs following the increased network investment, slightly offset by lower commercial costs mainly related to closing of more than 300 own stores in 1Q20. Capex excluding licenses decreased by 30.7% as a result of the timing of network rollout. Beeline remains committed to improving its network quality. Beeline continues to invest in network development with a strong separate focus on Moscow and Saint-Petersburg to ensure these cities have high quality infrastructure that is ready to integrate new technologies. In Moscow, 4G population coverage reached 99.4% during 1Q20 alongside the start of 5G-ready deployment. 1 Based on the latest Federal Service for Supervision of Communications, Information Technology and Mass Media statistics we moved to 3rd place from 4th place in terms of general number of base stations as a consequence of our active deployment. 12

UKRAINE

UAH million	1Q20	1Q19	YoY
Total revenue	5,950	5,125	16.1%
Mobile service revenue	5,530	4,763	16.1%
Fixed-line service revenue	384	329	16.9%
EBITDA	4,040	3,223	25.3%
EBITDA margin	67.9%	62.9%	5.0p.p.
Capex excl. licenses	1,347	983	37.1%
LTM capex excl. licenses/revenue	23.6%	17.3%	6.2p.p.
Mobile			
Total operating revenue	5,530	4,772	15.9%
- of which mobile data	3,004	2,454	22.4%
Customers (mln)	26.0	26.3	(1.2%)
- of which data customers (mln)	17.0	15.4	10.4%
ARPU (UAH)	70	60	17.4%
MOU (min)	603	585	3.0%
Data usage (MB/user)	4,948	3,059	61.8%
Fixed-line			
Total operating revenue	384	329	16.9%
Broadband revenue	248	209	18.8%
Broadband customers (mln)	1.0	0.9	10.0%
Broadband ARPU (UAH)	81	75	7.6%

In Ukraine, Kyivstar continued to deliver solid results during the quarter, supported by our marketing activities and strong growth in data consumption enabled by ongoing investment in Kyivstar's network. The business reported revenue growth of 16.1% with EBITDA up 25.3%.

As of 16 March, Ukraine imposed lockdown measures aiming to prevent spread of COVID-19, leading to a temporary close of a number of stores. As of 1 May, we had closed 86 of 485 stores across the country which continues to impact recharge volumes. Kyivstar is working actively to ensure business continuity and uninterrupted service for our customers, as well as on mitigation measures. Kyivstar has donated USD 1 million for medical equipment and provided additional facilities such as free of charge services and access to COVID-19 official resources and bonuses for medical staff.

Encouragingly, we have seen increased usage of our digital services with a strong increase in downloads of our Telemedicine app, while our selfcare app monthly active users increased by 55% in March. In December 2019, Kyivstar launched its converged TV application, and as of March 2020 monthly active users of this service were approximately 200 thousand.

Total revenue grew by 16.1% YoY to UAH 5.9 billion and mobile service revenue increased by 16.1% YoY to UAH 5.5 billion. Revenue growth was supported by strong data and fixed line revenue performance in turn being driven by CVM (Customer Value Management) activities and successful marketing activities during the quarter.

The growth in data customers and data usage supported an ARPU increase of 17.4% YoY to UAH 70. Overall, Kyivstar's mobile customer base decreased slightly by 1.2% to 26.0 million, reflecting the reduction in multi-SIM users in the market and demographic trends in Ukraine. Data penetration continued to increase, seeing 4G subscriber base penetration increase to 30%, with total 4G customers now around 7.8 million, representing a significant YoY increase of 89%. We would however expect the rate of growth in 4G penetration to slow in the coming quarters with the closure of a number of smartphone stores due to the COVID-19 outbreak.

In 1Q20, Kyivstar recorded a quarterly churn of 4.2%, which remains the lowest churn in the market. Fixed-line service revenue grew by 16.9% YoY to UAH 384 million, driven by an increase in our fixed broadband customer base of 10.0% YoY, while fixed broadband ARPU increased by 7.6% YoY to UAH 81.

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EBITDA increased by 25.3% YoY, driving an EBITDA margin of 67.9%. The strong EBITDA growth was supported by solid revenue outperformance, lower service and commercials costs, which was partially offset by higher structural OPEX. Capex excluding licenses increased by 37.1% YoY as a result of a strategic focus on further 4G roll-out during the quarter, which achieved 4G population coverage of 77%. According to recognised speed tests, Kyivstar was a market leader in coverage and speed at the end of 1Q20.

In November 2019, Kyivstar and Microsoft signed a memorandum of understanding on strategic partnerships related to analytical and cloud technologies development. Big data performance during the first quarter 2020 was very strong due to scoring and analytical products development. Cloud platforms revenue increased driven by product portfolio expansion.

PAKISTAN

PKR billion	1Q20	1Q19	YoY
Total revenue	49.3	50.6	(2.6%)
Mobile service revenue	45.7	47.1	(3.0%)
of which mobile data	15.9	13.6	17.1%
EBITDA	22.9	25.6	(10.7%)
EBITDA margin	46.4%	50.6%	(4.2p.p.)
Capex excl. licenses	10.8	7.4	46.9%
LTM Capex excl. licenses /revenue	18.5%	12.5%	5.9p.p.
Mobile			
Customers (mln)	62.0	58.3	6.3%
- of which data users (mln)	40.4	34.8	15.9%
ARPU (PKR)	247.3	272.4	(9.2%)
MOU (min)	500	549	(8.9%)
Data usage (MB/user)	3027	1669	81.4%

Jazz continued to perform well despite the ongoing competitive nature of the Pakistan market, particularly in data and social network offers, and remained focused on expanding its digital services to drive further growth. The demographics of Pakistan make the country one of the most exciting opportunities across emerging markets.

In order to prevent the spread of COVID-19, lockdown started on 23 March 2020 forcing closures of educational institutions, offices and markets (except for basic groceries). As a result, all of Jazz owned experience centres and 37% of third-party stores were closed, negatively impacting both recharge and SIM sales.

Due to closure of retail distribution channel we have experienced a drop in subscriber engagement as a result of slowdown in overall economic environment. In order to mitigate this, Jazz implemented several initiatives including mobile recharge through digital channels, multiple loan options (in case of low balance), doorstep delivery and credit limit enhancement for post-paid customers. These initiatives were focused on SIM revival and reactivations, new offers to cater high data requirement for work from home etc.

We expect some delays in the supply chain due to global disruption of COVID-19, which in turn is expected to impact the network rollout timelines and revenue growth trends in the short term. The management team remains committed to mitigating this impact to the extent possible.

Total revenue decreased by 2.6% YoY impacted by tax regime changes in Pakistan. Excluding these changes growth would have been 12.8% YoY. In 1Q20, data revenue strongly increased by 17.1% YoY. The data revenue growth was driven by an increase in 4G customer base which more than doubled, continuing the trend of data usage through higher bundle penetration and network expansion. Financial services revenue grew strongly during the quarter by 18.9% YoY as Jazz Cash increased its 30-day active wallet subscriber base to 7.8 million an increase of 42% YoY in mobile wallets.

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This comes hand-in-hand with stronger engagement of our wallet through the launch of key remittance services for freelance workers, linking of bank cards as a funding mechanism and the overall enrichment of our growing USSD (Unstructured Supplementary Service Data) and App propositions. While the current environment will likely adversely impact overall wallet growth, we have already seen a significant increase of top ups and bundle purchases through JazzCash. Our self-care app, Jazz World, has crossed the 5 million monthly active users level making it the largest telco App in Pakistan, a 10-fold increase over the prior year period. Our M-Health and Jazz TV services are also seeing encouraging momentum. Jazz’s customer base increased by 6.3% YoY, reaching 62 million. This increase was supported by greater subscriber engagement and a higher number of data customers on the back of the continued expansion of the data network, which led to a higher 4G subscriber penetration of 28.5%. The YoY customer trend reflects our commercial strategy to focus on higher quality of sales in order to further improve the customer mix of our subscriber base, leveraging on network quality of service. EBITDA decreased YoY by 10.7%, due to changes in the tax regime resulting from the reversal of the “suo moto” order on 24 April 2019 and the re-classification of amortization of Ex-Warid license from below EBITDA to service costs (~ PKR 0.8 billion). This pertains to a payment made in the form of security (under protest) as per the options given in the PTA’s license renewal order. Excluding these impacts the EBITDA would have increased by 7.7% YoY. The EBITDA margin stood at 46.4%, decreasing by 4.2 p.p YoY impacted by the reasons mentioned above. The increased investment in JazzCash was also a drag on margins. In 1Q20, capex excluding licenses increased to PKR 10.8 billion, mainly due to the change in scope and the adverse impact of foreign currency. At the end of 1Q20, the population coverage of Jazz’s data network was more than 61%. The ex-Warid license renewal was due in May 2019. Pursuant to directions from the Islamabad High Court, the Pakistan Telecommunication Authority (“PTA”) issued a license renewal decision on 22 July 2019 requiring payment of USD 39.5 million per MHz for 900 MHz spectrum and USD 29.5 million per MHz for 1800 MHz spectrum, equating to an aggregate price of approximately USD 450 million (excluding advance tax of 10%). On 17 August 2019, Jazz appealed the PTA’s order to the Islamabad High Court. On 21 August 2019, the Islamabad High Court suspended the PTA’s order pending the outcome of the appeal and subject to Jazz making payment in the form of security (under protest) as per the options given in the PTA’s order. In September 2019, Jazz deposited approximately USD 225 million in order to maintain its appeal in the Islamabad High Court regarding the PTA's underlying decision on the license renewal. There were no specific terms and conditions attached to the deposit. The deposit is recorded as a non-current financial asset in the statement of financial position. The next hearing date before the Islamabad High Court was scheduled for 9 April 2020 but was rescheduled in light of court closures due to COVID- 19. 15

UZBEKISTAN

UZS bln	1Q20	1Q19	YoY
Total revenue	521.5	534.7	(2.5%)
Mobile service revenue	515.0	530.8	(3.0%)
- of which mobile data	298.1	235.5	26.6%
Fixed-line service revenue	3.1	3.5	(11.6%)
EBITDA	242.0	266.4	(9.2%)
EBITDA margin	46.4%	49.8%	(3.4p.p.)
Capex excl. licenses	62.9	253.4	(75.2%)
LTM Capex excl. licenses/revenue	14.2%	20.1%	(5.9p.p.)
Mobile			
Customers (mln)	7.7	9.0	(13.8%)
- of which mobile data customers (mln)	5.0	5.6	(10.5%)
ARPU (UZS)	21,573	19,446	10.9%
MOU (min)	598	576	3.8%
Data usage (MB/user)	2,817	1,791	57.2%

Increasing mobile data penetration continues to be the key growth driver for us in the Uzbekistan market. Beeline Uzbekistan continued to focus on attracting data customers and benefited from its position as a market leader. Going forward, Beeline Uzbekistan will focus on reducing churn and maintaining its leadership position.

Starting from the second half of March, quarantine measures were introduced in Uzbekistan with full lockdown from 30 March. These measures will impact subscriber acquisitions, as 62% of third party stores are closed. In addition, we are facing some network rollout delay given supply chain disruptions.

Total revenue for the quarter decreased by 2.5% YoY to UZS 521.5 billion, impacted by the new excise duty methodology and IMEI registration implementation. Adjusted for these negative effects, the revenue trend would have been flat compared to 1Q19. Mobile data traffic more than doubled and mobile data revenue increased by 26.6% YoY, supported by the continued roll-out of high-speed data networks, increased smartphone penetration and the increased penetration of bundled offerings in Unitel´s customer base to 67.4% in 1Q20.

Beeline Uzbekistan's customer base declined to 7.7 million, down 13.8% YoY impacted by higher churn, primarily among customers with irregular mobile spending. As a result, ARPU increased by 10.9% YoY. EBITDA decreased by 9.2% to UZS 242 billion, driven by lower revenue and a one-off provision of (UZS 11 billion). The EBITDA margin in 1Q20 was 46.4%.

Capex excluding licenses decreased to UZS 62.9 billion, mainly as a result of delay in network rollout caused by the COVID-19 outbreak. LTM 1Q20 capex to revenue ratio was 14.2%. The company continued to invest in its high-speed data networks, improving 4G/LTE coverage to 26% and increasing the number of nationwide 4G sites by 39% YoY.

Further improvements to our high-speed data networks will continue to be a priority for Beeline Uzbekistan in 2020.

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KAZAKHSTAN

KZT billion	1Q20	1Q19	YoY
Total revenue	46.0	39.0	17.7%
Mobile service revenue	38.2	32.6	17.3%
Fixed-line service revenue	7.1	6.1	16.2%
EBITDA	24.6	20.9	17.8%
EBITDA margin	53.6%	53.6%	0.0p.p.
Capex excl. licenses	11.8	4.7	149.4%
LTM capex excl. licenses/revenue	26.2%	14.9%	11.3p.p.
Mobile			
Total operating revenue	38.8	32.9	18.0%
- of which mobile data	18.6	12.7	46.5%
Customers (mln)	9.6	9.7	(1.1%)
- of which mobile data customers (mln)	6.7	6.1	8.9%
ARPU (KZT)	1,283	1,101	16.6%
MOU (min)	298	301	(1.1%)
Data usage (MB/user)	7,677	5,224	47.0%
Fixed-line			
Total operating revenue	7.1	6.1	16.3%
Broadband revenue	3.3	3.2	3.2%
Broadband customers (mln)	0.44	0.40	10.8%
Broadband ARPU (KZT)	2,589.1	2,747.5	(5.8%)

In Kazakhstan, Beeline continues to deliver double-digit YoY growth as result of its strong value proposition, customer base value management and digital services development. The significant growth was supported by infrastructure modernization and 4G network coverage expansion.

The lockdown due to the COVID-19 outbreak commenced on 19 March. Beeline took preliminary actions to prepare its core infrastructure for the increased network load. Mobile and fixed networks were expanded and the capacity of transport channels were increased. To support Kazakhstani society, Beeline has taken actions, including free access to emergency health care sites, free roaming data for stranded abroad citizens, and free additional data and minutes for doctors and nurses etc.

Total revenue grew by 17.7% YoY to KZT 46.0 billion. Growth was supported by both strong data revenue growth and improving fixed line service revenue. Mobile service revenue grew by 17.3% to KZT 38.2 billion, supporting a solid increase in ARPU of 16.6% while data customer base increased by 8.9% to 6.7 million. Strong data revenue growth (+46.5%) was driven by the continuous 4G network development and modernisation, supported by new value propositions. The mobile customer base decreased by 1.1% to 9.6 million impacted by the launch of IMEI registration.

The IMEI registration requirement is expected to improve the quality of the company's customer base by removing multi-SIMers and zero-ARPU customers. Data customers grew by 8.9% YoY to 6.7 million, and penetration has reached 70%. 4G data customers grew significantly by 1.2 million with 41% YoY growth.

Fixed-line service revenue grew by 16.2% YoY to KZT 7.1 billion, driven by an increase in the fixed broadband customer base of 10.8% YoY. This includes YoY growth of our convergent products customer base by 32,000 (+94% YoY). Approximately 16% of fixed-line customers use convergent products.

EBITDA increased by 17.8% YoY, driving an EBITDA margin of 53.6%. The strong EBITDA growth was supported by revenue growth and slightly offset by higher operating expenses during the quarter.

Capex excluding licenses increased by 149.4% YoY as a result of additional investment after the termination of a network sharing agreement in Kazakhstan between our subsidiary KaR-Tel LLP and Kcell Joint Stock Company ("Kcell") due to Kazakh telecom JSC's acquisition of 75% of Kcell's shares. Beeline Kazakhstan expanded 4G population coverage to 69% by the end

17

of 1Q20.

On 3 March 2020, Beeline Kazakhstan and Kcell entered into a spectrum sharing agreement relating to 5 MHz in the 1800 MHz band and commenced the use of this spectrum.

ALGERIA

DZD billion	1Q20	1Q19	YoY
Total revenue	22.3	22.8	(2.1%)
Mobile service revenue	22.2	22.7	(2.4%)
of which mobile data	8.2	6.3	31.5%
EBITDA	9.7	10.6	(7.8%)
EBITDA margin	43.6%	46.3%	(2.7p.p.)
Capex excl. licenses	1.8	2.5	(28.8%)
LTM capex excl. licenses/revenue	13.7%	14.3%	(0.6p.p.)
Mobile			
Customers (mln)	14.2	16.0	(11.4%)
- of which mobile data customers (mln)	8.9	9.5	(6.5%)
ARPU (DZD)	512	474	8.0%
MOU (min)	448	420	6.7%
Data usage (MB/user)	4,574	2,244	103.8%

In Algeria, macroeconomic challenges persisted during the quarter, and political uncertainty remains following a presidential election in December 2019. In an overall declining market, competition remained aggressive. Against this backdrop, Djezzy continued its segmented approach, improving its share of the high value segment, and aiming to drive up the market value, while simultaneously preserving and strengthening its share in the mass market segment. Djezzy repositioned itself on a younger demographic through a digital centric value proposition emphasising the operator's digital ambitions.

Lockdown measures were introduced in Algeria on 24 March, and as a result a significant number of indirect points of sales POS were closed while owned shops were mostly open on a voluntary basis. This resulted in a significant decline in recharges and SIM sales for the last week of the quarter.

Djezzy's 1Q20 service revenue was DZD 22.3 billion, a YoY decline of 2.1%. The MTR rate change to DZD 0.67 per minute (from 0.95 DZD/min) implemented by the Algerian Telecommunication Regulatory Authority in November 2019 is driving asymmetry back in the market. This change of MTR negatively impacted Djezzy's revenue by DZD 0.5 billion. Data revenue increased by 31.5% YoY, due to higher usage and an increase in 4G data penetration. Price competition in both voice and data drove a continued reduction in customer base, which declined by 11.4% YoY.

During the second half of 2019, Djezzy introduced a modernised and updated tariff portfolio which supported YoY ARPU growth of 8.0% for the second quarter in a row. EBITDA decreased YoY by 7.8%, resulting in a margin of 43.6%. The decline in revenue remains a challenge for EBITDA performance, alongside an increase in MTR, HR costs and higher interconnection costs due to the increased ratio of off-net traffic.

For 1Q20, Djezzy's 4G services covered 38 wilayas and approximately 41% of Algeria's population, while its 3G network covered all 48 wilayas and approximately 75% of Algeria's population. In 1Q20, capex excluding licenses was DZD 1.8 billion, representing a 28.8% decrease YoY mainly related to delayed network equipment delivery as a result of new local regulations in regards shipment terms.

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BANGLADESH

BDT billion	1Q20	1Q19	YoY
Total revenue	11.6	11.2	3.7%
Mobile service revenue	11.4	11.0	4.2%
of which mobile data	2.7	2.2	18.5%
EBITDA	5.0	5.0	(0.3%)
EBITDA margin	43.0%	44.8%	(1.7p.p.)
Capex excl. licenses	4.0	1.3	201.3%
LTM capex excl. licenses/revenue	23.6%	10.2%	13.4p.p.
Mobile			
Customers (mln)	33.6	33.0	1.9%
- of which mobile data customers (mln)	21.9	20.4	7.8%
ARPU (BDT)	113	112	1.2%
MOU (min)	228	232	(1.4%)
Data usage (MB/user)	1,713	1,200	42.8%

Banglalink reported good results in 1Q20 and continued to deliver YoY service revenue growth through utilising new 4G sites rollout. This was achieved despite intense competition in the market and a challenging macro and regulatory environment.

In the wake of the COVID-19 outbreak, the Bangladesh Government declared public holidays and countrywide restrictions on public movement from 26 March 2020. During this period, except for emergency services, all businesses including government offices remain closed, banks operating hours are curtailed and public transportation remain suspended.

In Bangladesh, customers experience some limitations when recharging their accounts due to movement restrictions and the temporary closure of retail outlets. Banglalink have used this opportunity to improve access to digital reload channels. Banglalink has undertaken several initiatives during this time including relief distribution among populations in need, free e-learning facility for primary school students and toll-free hotlines to COVID-19 testing centers.

Banglalink continued to focus on customer acquisition in 1Q20. Its customer base grew by 1.9% YoY while data customers increased by 7.8% as a result of simplified product offers and continued expansion of 4G network coverage. Total revenue in 1Q20 grew by 3.7% YoY an acceleration of growth compared to 1.2% YoY in 4Q19, supported by mobile service revenue growth of 4.2% YoY to BDT 11.4 billion. The revenue increase realised primarily before the outbreak of COVID-19 in Bangladesh, was mainly driven by a continued improvement in data revenue following enhanced network availability.

Data revenue increased by 18.5% YoY, driven by increased smartphone penetration and data usage growth of 42.8% YoY to 1,713 MB per user.

EBITDA decreased by 0.3% YoY, as higher revenue was largely offset by an increase in the minimum tax rate (implemented in 2019) and increase in service and commercial costs. Excluding the negative impact as a result of changes in the tax regime, EBITDA would have increased by an additional 2.9%. EBITDA margin decreased to 43.0%.

In 1Q20, capex excluding licenses increased YoY to BDT 4.0 billion as a result of frontloaded network investments to support 4G expansion. 3G network population coverage was approximately 73% at the end of the period, while 4G population coverage was 52%.

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CONFERENCE CALL INFORMATION On 7 May 2020, VEON will host a conference call by senior management at 9.30 CET (8.30 GMT), which will be made available through following dial-in numbers. The call and slide presentation may be accessed at http://www.veon.com. 9:30 CET investor and analyst conference call US call-in number: +1 646 7871226 Confirmation Code: 1235999 International call-in number: +44 203 0095709 Confirmation Code: 1235999 The conference call replay and the slide presentation webcast will be available until 14 May 2020. The slide presentation will also be available for download from VEON's website. CONTACT INFORMATION INVESTOR RELATIONS CORPORATE COMMUNICATIONS Nik Kershaw Kieran Toohey ir@veon.com pr@veon.com 20

DISCLAIMER This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements may be identified by words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” and other similar words. Forward-looking statements include statements relating to, among other things, VEON’s plans to implement its strategic priorities, including operating model and development plans, among others; VEON’s assessment of the impact of the COVID- 19 pandemic on its operations and financial condition; anticipated performance and guidance for 2020, including VEON’s ability to generate sufficient cash flow; future market developments and trends; operational and network development and network investment, including expectations regarding the roll-out and benefits of 3G/4G/LTE networks, as applicable; spectrum acquisitions and renewals; the effect of the acquisition of additional spectrum on customer experience; VEON’s ability to realize the acquisition and disposition of any of its businesses and assets and to execute its strategic transactions in the timeframes anticipated, or at all; VEON’s ability to realize financial improvements, including an expected reduction of net pro- forma leverage ratio following the successful completion of certain dispositions and acquisitions; our dividends; and VEON’s ability to realize its targets and commercial initiatives in its various countries of operation. The forward-looking statements included in this press release are based on management’s best assessment of VEON’s strategic and financial position and of future market conditions, trends and other potential developments. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of further unanticipated developments related to the COVID-19 pandemic that negatively affected VEON’s operations and financial condition; demand for and market acceptance of VEON’s products and services; our plans regarding our dividend payments and policies, as well as our ability to receive dividends, distributions, loans, transfers or other payments or guarantees from our subsidiaries; continued volatility in the economies in VEON’s markets; including adverse macroeconomic developments caused by recent volatility in oil prices in the wake of COVID-19 outbreak; unforeseen developments from competition; governmental regulation of the telecommunications industries; general political uncertainties in VEON’s markets; government investigations or other regulatory actions; litigation or disputes with third parties or other negative developments regarding such parties; the impact of export controls and laws affecting trade and investments on our and important third-party suppliers' ability to procure goods, software or technology necessary for the services we provide to our customers; risks associated with data protection or cyber security, other risks beyond the parties’ control or a failure to meet expectations regarding various strategic priorities, the effect of foreign currency fluctuations, increased competition in the markets in which VEON operates and the effect of consumer taxes on the purchasing activities of consumers of VEON’s services. Certain other factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in VEON’s Annual Report on Form 20-F for the year ended December 31, 2019 filed with the U.S. Securities and Exchange Commission (the “SEC”) and other public filings made by VEON with the SEC. Other unknown or unpredictable factors also could harm our future results. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Under no circumstances should the inclusion of such forward-looking statements in this press release be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. Therefore, you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements speak only as of the date hereof. We cannot assure you that any projected results or events will be achieved. Except to the extent required by law, we disclaim any obligation to update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made, or to reflect the occurrence of unanticipated events. Furthermore, elements of this press release contain or may contain, “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014. All non-IFRS measures disclosed further in this press release (including, without limitation, EBITDA, EBITDA margin, EBT, net debt, equity free cash flow after licenses (excluding capitalized leases), local currency growth, capital expenditures excluding licenses and LTM (last twelve months) capex excluding licenses/revenue) are reconciled to comparable IFRS measures in Attachment C to this earnings release. In addition, we present certain information on a forward-looking basis. We are not able to, without unreasonable efforts, provide a full reconciliation to IFRS due to potentially high variability, complexity and low visibility as to the items that would be excluded from the comparable IFRS measure in the relevant future period, including, but not limited to, depreciation and amortization, impairment loss, loss on disposal of non-current assets, financial income and expenses, foreign currency exchange losses and gains, income tax expense and performance transformation costs, cash and cash equivalents, long - term and short-term deposits, interest accrued related to financial liabilities, other unamortized adjustments to financial liabilities, derivatives, and other financial liabilities. 21

ABOUT VEON VEON is a NASDAQ and Euronext Amsterdam-listed global provider of connectivity and digital services, headquartered in Amsterdam. Our vision is to empower customer ambitions through technology, acting as a digital concierge to guide their choices and connect them with resources that match their needs. For more information visit: http://www.veon.com CONTENT OF THE ATTACHMENTS Attachment A Customers 23 Attachment B Definitions 23 Attachment C Reconciliation tables 25 Average rates of functional currencies to USD For more information on financial and operating data for specific countries, please refer to the supplementary file Factbook1Q2020.xls on VEON’s website at http://veon.com/Investor-relations/Reports--results/Results/. 22

ATTACHMENT A: CUSTOMERS

	Mobile			Fixed-line broadband		
million		1Q19	YoY		1Q19	YoY
Russia	53.5	54.2	(1.4%)	2.7	2.5	8.5%
Pakistan	62.0	58.3	6.3%			
Algeria	14.2	16.0	(11.4%)			
Bangladesh	33.6	33.0	1.9%			
Ukraine	26.0	26.3	(1.2%)	1.0	0.9	10.0%
Uzbekistan	7.7	9.0	(13.8%)	0.0		
Kazakhstan	9.6	9.7		0.4	0.4	10.8%
Other	4.3	4.6	(6.0%)	0.1	0.1	(5.6%)
Total	210.9	211.2	(0.1%)	4.3	3.9	9.0%

ATTACHMENT B: DEFINITIONS

ARPU (Average Revenue Per User) measures the monthly average revenue per mobile user. We generally calculate mobile ARPU by dividing our mobile service revenue during the relevant period, including data revenue, roaming revenue, MFS and interconnect revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue, by the average number of our mobile customers during the period and dividing by the number of months in that period.

Mobile data customers are mobile customers who have engaged in revenue generating activity during the three months prior to the measurement date as a result of activities including USB modem Internet access using 2.5G/3G/4G/HSPA+ technologies.

Capital expenditures (capex) are purchases of new equipment, new construction, upgrades, licenses, software, other long-lived assets and related reasonable costs incurred prior to intended use of the non-current asset, accounted at the earliest event of advance payment or delivery. Long-lived assets acquired in business combinations, are not included in capital expenditures.

Capital expenditures (capex) exc. licenses is calculated as capex, excluding purchases of new spectrum licenses

EBIT or Operating Profit is calculated as EBITDA plus depreciation, amortization and impairment loss. Our management uses EBIT as a supplemental performance measure and believes that it provides useful information of earnings of the Company before making accruals for financial income and expenses and net foreign exchange (loss)/gain and others. Reconciliation of EBIT to net income attributable to VEON Ltd., the most directly comparable IFRS financial measure, is presented in the reconciliation tables section in Attachment E below.

Adjusted EBITDA (called EBITDA in this document) is a non-IFRS financial measure. VEON calculates Adjusted EBITDA as (loss)/profit before interest, tax, depreciation, amortization, impairment, gain / loss on disposals of non-current assets, other non-operating gains / losses and share of profit / loss of joint ventures and associates Our Adjusted EBITDA may be used to evaluate our performance against other telecommunications companies that provide EBITDA.

Additionally, a limitation of EBITDA's use as a performance measure is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenue or the need to replace capital equipment over time. Reconciliation of EBITDA to net income attributable to VEON Ltd., the most directly comparable IFRS financial measure, is presented in the reconciliation tables section in Attachment E below.

EBITDA margin is calculated as EBITDA divided by total revenue, expressed as a percentage.

Gross Debt is calculated as the sum of long-term notional debt and short-term notional debt.

Equity free cash flow (excluding licenses) is a non-IFRS measure and is defined as free cash flow from operating activities less cash flow used in investing activities, excluding M&A transactions, capex for licenses, inflow/outflow of deposits, financial

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assets and other one-off items. Reconciliation to the most directly comparable IFRS financial measure, is presented in the reconciliation tables section in Attachment E below. An FMC customer is a customer on a 1 month Active Broadband Connection subscribing to a converged bundle consisting of at least fixed internet subscription and at least 1 mobile SIM. MFS (mobile financial services) is a variety of innovative services, such as mobile commerce or m-commerce, that use a mobile phone as the primary payment user interface and allow mobile customers to conduct money transfers to pay for items such as goods at an online store, utility payments, fines and state fees, loan repayments, domestic and international remittances, mobile insurance and tickets for air and rail travel, all via their mobile phone. Mobile customers are generally customers in the registered customer base as at a given measurement date who engaged in a mobile revenue generating activity at any time during the three months prior to such measurement date. Such activity includes any outgoing calls, customer fee accruals, debits related to service, outgoing SMS and MMS, data transmission and receipt sessions, but does not include incoming calls, SMS and MMS or abandoned calls. Our total number of mobile customers also includes customers using mobile internet service via USB modems and fixed-mobile convergence (“FMC”). Net debt is a non-IFRS financial measure and is calculated as the sum of interest bearing long-term notional debt and short- term notional debt minus cash and cash equivalents, long-term and short-term deposits. The Company believes that net debt provides useful information to investors because it shows the amount of notional debt outstanding to be paid after using available cash and cash equivalents and long-term and short-term deposits. Net debt should not be considered in isolation as an alternative to long-term debt and short-term debt, or any other measure of the Company financial position. Net foreign exchange (loss)/gain and others represents the sum of Net foreign exchange (loss)/gain, VEON’s share in net (loss)/gain of associates and Other (expense)/income (primarily (losses)/gains from derivative instruments) and is adjusted for certain non-operating losses and gains mainly represented by litigation provisions. NPS (Net Promoter Score) is the methodology VEON uses to measure customer satisfaction. Organic growth in revenue and EBITDA are non-IFRS financial measures that reflect changes in Revenue and EBITDA, excluding foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions. VEON’s reportable segments are the following, which are principally based on business activities in different geographical areas: Russia, Pakistan, Algeria, Bangladesh, Ukraine, Uzbekistan, Kazakhstan and HQ based on the business activities in different geographical areas. Total revenue in this section is fully comparable with Total operating revenue in our Management’s Discussion and Analysis of Financial Condition and Results of Operations” provided separately on Form 6-K. 24

ATTACHMENT C: RECONCILIATION TABLES RECONCILIATION OF CONSOLIDATED EBITDA USD mln 1Q20 1Q19 Unaudited EBITDA 920 1,298 Depreciation (416) (403) Amortization (92) (94) Impairment loss (0) (6) Loss on disposals of non-current assets (6) (7) Operating profit 407 788 Financial Income and Expenses (198) (197) - including finance income 9 14 - including finance costs (207) (211) Net foreign exchange (loss)/gain and others (13) 18 - including other non-operating (losses)/gains 15 4 - including shares of loss of associates and joint ventures accounted for using the equity method, including - (0) impairments of JV and associates - including net foreign exchange gain (28) 14 Profit before tax 195 609 Income tax expense (76) (79) (Loss)/Profit from continue operations 120 530 (Loss)/Profit for discontinued operations - - (Loss)/Profit for the period 120 530 Of which profit/(loss) attributable to non-controlling interest 12 35 Of which profit/(loss) for the year attributable to VEON shareholders 108 495 RECONCILIATION OF CAPEX USD mln unaudited 1Q20 1Q19 Cash paid for purchase of property, plant and equipment and intangible assets 449 389 Net difference between timing of recognition and payments for purchase of property, plant and equipment (1) 56 and intangible assets Capital expenditures 448 445 Less capital expenditures in licenses and other (35) (4) Capital expenditures excl. licenses 413 441 25

RECONCILIATION OF ORGANIC AND REPORTED GROWTH RATES

	1Q20 vs 1Q19					
	Total Revenue			EBITDA		
	Organic	Forex	Reported	Organic	Forex	Reported
Russia	(2.6%)	(0.0%)	(2.6%)	(8.9%)	0.2%	(8.7%)
Pakistan	(2.6%)	(10.1%)	(12.7%)	(10.7%)	(9.2%)	(19.8%)
Algeria	(2.1%)	(1.5%)	(3.7%)	(7.8%)	(1.4%)	(9.2%)
Bangladesh	3.7%	(1.3%)	2.4%	(0.3%)	(1.2%)	(1.5%)
Ukraine	16.1%	10.4%	26.5%	25.3%	11.0%	36.4%
Uzbekistan	(2.5%)	(11.8%)	(14.2%)	(9.2%)	(10.9%)	(20.1%)
Kazakhstan	17.7%	(3.7%)	14.0%	17.8%	(3.8%)	14.0%
Total	0.3%	(1.6%)	(1.3%)	(28.3%)	(0.8%)	(29.1%)

RECONCILIATION OF VEON CONSOLIDATED NET DEBT

USD mln	31 March 2020	31 December 2019	30 September 2019
Net debt	7,741	8,342	8,252
Cash and cash equivalents	1,486	1,250	1,317
Long - term and short-term deposits	2	2	1
Gross debt	9,229	9,593	9,571
Interest accrued related to financial liabilities	109	88	95
Other unamortised adjustments to financial liabilities (fees, discounts etc.)	(1)	(10)	(10)
Put-option liability over non-controlling interest	321	342	328
Derivatives not designated as hedges	112	52	63
Derivatives designated as hedges	-	161	86
Other financial liabilities	283	322	256
Total other financial liabilities	10,052	10,549	10,390

RECONCILIATION OF EQUITY FREE CASH FLOW AFTER LICENSES

USD million	1Q20	1Q19	YoY
EBITDA	920	1,298	(29.1%)
Changes in working capital	(42)	(257)	n.m.
Movements in provision	(30)	15	(300.0%)
Net interest paid received	(149)	(131)	13.6%
Income tax paid	(72)	(95)	(24.1%)
Non cash adjustment on operating activities related to IFRS 16	(76)	(74)	2.7%
Cash flow from operating activities (excl. lease liabilities)	550	756	(27.2%)
Capex excl.licenses	(413)	(441)	(6.4%)
Non cash adjustment on Capex excl.licenses related to IFRS 16	45	52	(13.5%)
Working capital related to Capex excl. license	(31)	38	n.m.
Disposals of capital assets	3	3	(2.9%)
Licenses	(50)	(39)	28.2%
Equity Free Cash Flow after licenses [1]	104	369	(71.8%)

[1] Equity free cash flow after licenses (excluding capitalized leases) is a non-IFRS measure and is defined as free cash flow from operating activities less repayment of lease liabilities and cash flow used in investing activities, excluding M&A transactions, inflow/outflow of deposits, financial assets, other one-off items

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EBITDA RECONCILIATION FOR COUNTRY

Q1 2020

USD mln	Russia	Pakistan	Algeria	Bangladesh	Ukraine	Kazakhstan	Uzbekistan	HQ and eliminations	Other	**VEON Consolidated**
EBITDA	427	147	81	59	161	63	25	(57)	14	920
Less										
Depreciation	(247)	(45)	(36)	(26)	(26)	(19)	(8)	(1)	(8)	(416)
Amortization	(35)	(10)	(9)	(11)	(16)	(7)	(1)	(1)	(1)	(92)
Impairment loss	1	-	-	-	(1)	(0)	0		-	(0)
Loss on disposals of non-current assets	(3)	0	(1)	(3)	0	(0)	0		(1)	(6)
Operating profit	144	92	35	19	119	37	16	(59)	4	407

Q1 2019

USD mln	Russia	Pakistan	Algeria	Bangladesh	Ukraine	Kazakhstan	Uzbekistan	HQ and eliminations	Other	**VEON Consolidated**
EBITDA	468	183	89	60	118	55	32	279	14	1,298
Less										
Depreciation	(244)	(44)	(34)	(28)	(18)	(17)	(9)	(1)	(8)	(403)
Amortization	(33)	(17)	(11)	(11)	(13)	(5)	(1)	(1)	(2)	(94)
Impairment loss	(5)		-	-	(1)	(0)			0	(6)
Loss on disposals of non-current assets	(6)		-	(1)	-	(1)	-		-	(7)
Operating profit	180	123	44	20	86	32	22	277	4	788

RATES OF FUNCTIONAL CURRENCIES TO USD

	Average rates			Closing rates		
	1Q20	1Q19	YoY	1Q20	1Q19	YoY
Russian Ruble	66.38	66.13	0.4%	77.73	64.73	20.1%
Algerian Dinar	120.55	118.66	1.6%	124.71	119.42	4.4%
Pakistan Rupee	155.58	139.69	11.4%	166.25	140.79	18.1%
Bangladeshi Taka	84.91	83.86	1.2%	84.94	83.92	1.2%
Ukrainian Hryvnia	25.05	27.31	(8.3%)	28.06	27.25	3.0%
Kazakh Tenge	391.01	378.09	3.4%	448.01	380.04	17.9%
Uzbekistan Som	9,529.59	8,378.32	13.7%	9,554.22	8,389.97	13.9%
Armenian Dram	482.39	487.03	(1.0%)	504.47	486.44	3.7%
Kyrgyz Som	71.42	69.79	2.3%	80.81	69.85	15.7%
Georgian Lari	2.93	2.67	9.7%	3.28	2.69	22.0%

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